UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Abcam plc
(Name of Issuer)

Ordinary shares, nominal value £0.002 per share
(Title of Class of Securities)

000380204**
(CUSIP Number)

Jon L. Mosle HBK Investments L.P.
2300 North Field Street, Suite 2200 Dallas, Texas 75201 (214) 758-6107

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2023***
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 000380204 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The NASDAQ Global Select Market under the symbol “ABCM.” Each ADS represents 1 Ordinary Share.

*** As described herein, this Amendment No. 2 is being filed to correct certain disclosures included in Amendment No. 1.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000380204	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON HBK Investments L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 20,555,000 ordinary shares (including 20,554,998 ordinary shares represented by 20,554,998 ADSs)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 20,555,000 ordinary shares (including 20,554,998 ordinary shares represented by 20,554,998 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,555,000 ordinary shares (including 20,554,998 ordinary shares represented by 20,554,998 ADSs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 000380204	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON HBK Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 20,715,000 ordinary shares (including 20,714,998 ordinary shares represented by 20,714,998 ADSs)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 20,715,000 ordinary shares (including 20,714,998 ordinary shares represented by 20,714,998 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,715,000 ordinary shares (including 20,714,998 ordinary shares represented by 20,714,998 ADSs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 000380204	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON HBK Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 20,715,000 ordinary shares (including 20,714,998 ordinary shares represented by 20,714,998 ADSs)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 20,715,000 ordinary shares (including 20,714,998 ordinary shares represented by 20,714,998 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,715,000 ordinary shares (including 20,714,998 ordinary shares represented by 20,714,998 ADSs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 000380204	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON HBK Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 20,555,000 ordinary shares (including 20,554,998 ordinary shares represented by 20,554,998 ADSs)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 20,555,000 ordinary shares (including 20,554,998 ordinary shares represented by 20,554,998 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,555,000 ordinary shares (including 20,554,998 ordinary shares represented by 20,554,998 ADSs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 000380204	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON HBK Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,516,204 ordinary shares (including 9,516,203 ordinary shares represented by 9,516,203 ADSs)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,516,204 ordinary shares (including 9,516,203 ordinary shares represented by 9,516,203 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,516,204 ordinary shares (including 9,516,203 ordinary shares represented by 9,516,203 ADSs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 000380204	SCHEDULE 13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON HBK Merger Strategies Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 11,038,796 ordinary shares (including 11,038,795 ordinary shares represented by 11,038,795 ADSs)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 11,038,796 ordinary shares (including 11,038,795 ordinary shares represented by 11,038,795 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,038,796 ordinary shares (including 11,038,795 ordinary shares represented by 11,038,795 ADSs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 000380204	SCHEDULE 13D/A	Page 8 of 10 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D, as amended. This Amendment No. 2 corrects certain disclosures in Item 2(a) which were misstated due to a technical error.

Item 2.	IDENTITY AND BACKGROUND.

Item 2(a) is hereby amended and restated as follows:

(a)	This Schedule 13D is being filed by: (i) HBK Investments L.P., a Delaware limited partnership (“HBK Investments”); (ii) HBK Services LLC, a Delaware limited liability company (“HBK Services”); (iii) HBK Management LLC, a Delaware limited liability company (“HBK Management”); (iv) HBK Capital Ltd., a Cayman Islands exempted company (“HBK Capital”); (v) HBK Master Fund L.P., a Cayman Islands exempted limited partnership (“HBK Master”); and (vi) HBK Merger Strategies Master Fund L.P., a Cayman Islands exempted limited partnership (“HBK Merger”, and together with HBK Investments, HBK Services, HBK Management, HBK Capital and HBK Master, the “Reporting Persons”).

The Reporting Persons are making a single, joint filing on Schedule 13D. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.1. Each Reporting Person disclaims beneficial ownership of all ADSs representing the Ordinary Shares, other than those reported herein as being owned by it.

HBK Master is the holder of the ADSs representing Ordinary Shares and the Ordinary Shares listed on its cover page hereto. HBK Capital serves as the general partner of HBK Master. HBK Master and HBK Capital have delegated to HBK Investments discretion to vote and dispose of the ADSs and the Ordinary Shares held by HBK Master.

HBK Merger is the holder of the ADSs representing Ordinary Shares and the Ordinary Shares listed on its cover page hereto. HBK Capital serves as the general partner of HBK Merger. HBK Merger and HBK Capital have delegated to HBK Investments discretion to vote and dispose of the ADSs and the Ordinary Shares held by HBK Merger.

HBK Management serves as the general partner of HBK Investments.

CUSIP No. 000380204	SCHEDULE 13D/A	Page 9 of 10 Pages

HBK Investments has delegated discretion to vote and dispose of the ADSs and the Ordinary Shares held by HBK Master and HBK Merger to HBK Services. HBK Services has also been delegated discretion to vote and dispose of the ADSs held by a certain managed account (the “Managed Account”). HBK Services may, from time to time, delegate investment discretion to vote and dispose of certain ADSs and Ordinary Shares held by HBK Master, HBK Merger or the Managed Account to HBK New York LLC, a Delaware limited liability company, HBK Virginia LLC, a Delaware limited liability company or HBK Europe Management LLP, a limited liability partnership organized under the laws of the United Kingdom (collectively, the “Subadvisors”). Each of HBK Services and the Subadvisors is under common control with HBK Investments. The Subadvisors do not own any ADSs or Ordinary Shares directly and disclaim beneficial ownership of the Ordinary Shares represented by ADSs and the Ordinary Shares held by HBK Master, HBK Merger and the Managed Account.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is or was, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any Ordinary Shares. The Subadvisors declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that they are or were, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any Ordinary Shares.

CUSIP No. 000380204	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2023

HBK INVESTMENTS L.P.

By:	/s/ Jon L. Mosle
Name: Jon L. Mosle
Title: Authorized Signatory

HBK Services LLC

By:	/s/ Jon L. Mosle
Name: Jon L. Mosle
Title: Authorized Signatory

HBK MANAGEMENT LLC

By:	/s/ Jon L. Mosle
Name: Jon L. Mosle
Title: Authorized Signatory

HBK CAPITAL LTD.

By:	/s/ Jon L. Mosle
Name: Jon L. Mosle
Title: Authorized Signatory

HBK MASTER FUND L.P.
By:	HBK Services LLC, its investment advisor

By:	/s/ Jon L. Mosle
Name: Jon L. Mosle
Title: Authorized Signatory

HBK MERGER STRATEGIES MASTER FUND L.P.
By:	HBK Services LLC, its investment advisor

By:	/s/ Jon L. Mosle
Name: Jon L. Mosle
Title: Authorized Signatory